Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 26, 2018,

AT 10:00 A.M. BANGKOK THAILAND LOCAL TIME

TO THE SHAREHOLDERS OF YULONG ECO-MATERIALS LIMITED:

TAKE NOTICE THAT a Special Meeting of the Shareholders of Yulong Eco-Materials Limited (the “Company”), a Cayman Islands exempted company, will be held on November 26, at 10:00 a.m. Bangkok, Thailand Local Time at Sita Building 501, 388 Mahaesak Road, Bangkok, Thailand (the “Special Meeting”), for the following purposes:

1. To vote upon the proposed acquisition of a work of fine art known as the “Crucifixion”, by Renaissance painter and sculptor, Michelangelo for a total price of US$75 million to be paid by the issuance of 7.5 million shares at an agreed upon price of $10 per share.

“PARTICIPATION BY TELEPHONE OR OTHER FORM OF COMMUNICATION

108. Any member or his proxy may validly participate in a meeting of the Company through the medium of conference telephone or any other form of communications equipment (whether in use when these Articles are adopted or developed subsequently), provided that all persons participating in the general meeting are able to communicate with each other throughout such meeting.

109. Any member or his proxy so participating by telephone or other communication shall be deemed to be present in person at the general meeting of the Company and shall be counted in a quorum and entitled to vote. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no group which is larger than any other group, where the chairman of the meeting then is”.

2. To authorize the board of directors of the Company (the “Board”) to adjourn the Annual Meeting; and

3. To consider and if deemed appropriate, to vote upon such further business as may properly come before the Special Meeting or any adjournment thereof.

These items of business are more fully described in the form of proxy accompanying this Notice.

The Board has fixed the close of business on November 19, 2018, as the record date for the determination of shareholders entitled to receive notice of and to vote at the Annual Meeting.

YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM IN ANY EVENT NO LATER THAN 48 HOURS BEFORE THE TIME FOR HOLDING THE ANNUAL MEETING. FAILING WHICH PROXY WILL NOT BE VALID. THE GRANT OF A PROXY DOES NOT PREVENT YOU FROM ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON.

All shareholders are cordially invited to attend the Annual Meeting.

By Order of the Board of Directors,

Daniel S. Mckinney
Chairman of the Board

Dated: November 19, 2018